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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                                ----------------
                            AKAMAI TECHNOLOGIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                ----------------

          Options to Purchase Common Stock, Par Value $0.01 Per Share,
                  Having an Exercise Price of More Than $13.00
                         (Title of Class of Securities)

                                ----------------
                                   00971T 10 1
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                              Kathryn Jorden Meyer
                       Vice President and General Counsel
                            Akamai Technologies, Inc.
                              500 Technology Square
                         Cambridge, Massachusetts 02139
                                 (617) 250-3000
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                               John H. Chory, Esq.
                              Susan W. Murley, Esq.
                               Hale and Dorr, LLP
                                 60 State Street
                              Boston, MA 02109-1803
                                 (617) 526-6000

                            CALCULATION OF FILING FEE

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     Transaction valuation*                     Amount of filing fee
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     $32,051,776                                $6,410

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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 12,449,300 shares of common stock of Akamai Technologies, Inc. having an aggregate value of $32,051,776 as of April 3, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                        Amount Previously Paid:  $6,410.
                    Form or Registration No.:  Schedule TO.


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                    Filing party:  Akamai Technologies, Inc.
                          Date filed:  April 4, 2001.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission on April 4, 2001 (the "Schedule TO"), relating to our offer to certain employees to exchange, for compensatory purposes, certain options outstanding under the Option Plans (as defined in the Schedule TO) to purchase shares of the Company's Common Stock, par value $0.01 per share, having an exercise price of more than $13.00, other than the "Special Options" (as defined in the Schedule TO), for shares of the Company's restricted common stock that will be granted under the Company's Second Amended and Restated 1998 Stock Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated April 4, 2001 (the "Offer to Exchange") and the related cover letter attached as Exhibits
(a)(1) and (a)(2) to the Schedule TO.




Item 4(a) of the Schedule TO is hereby amended and restated as follows:



Item 4.  Terms of the Transaction.



     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Shares of Restricted Stock; Expiration Date"),
Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Restricted Stock"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.


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     Section 6 ("Conditions of the Offer") of the Offer to Exchange is hereby amended by deleting the paragraph appearing there and replacing it with the following:



          Upon expiration of this Offer to Exchange (which will be on May 3, 2001 at 12:00 midnight east coast time unless we extend it), we will promptly decide to either accept all of the properly tendered options or to reject them all. We will communicate this decision to you by 5:00 p.m.
     east coast time on the business day after this Offer to Exchange expires (which will be on May 4, 2001 unless we extend it). We anticipate that this communication will be in the form of an email to holders of eligible options. If we accept all of the properly tendered options they will be exchanged and cancelled as described herein and our communication to you indicating our acceptance will form a binding agreement. If we reject them all, you will keep all of your current options, including any special options, and you will not receive any restricted stock. This condition to the Offer to Exchange is for our benefit and the decision to accept or reject all properly tendered options is in our sole discretion.




     Section 17 ("Forward Looking Statements; Miscellaneous") of the Offer to Exchange is hereby amended by deleting the first sentence and replacing it with the following:



          Statements made in the Offer to Exchange shall not qualify as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

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Item 12. Exhibits.


     Item 12 is hereby amended and restated as follows to add Exhibits (a)(6) and (a)(7) as follows:




     (a)(1)    Offer to Exchange, dated April 4, 2001.*



     (a)(2)    Form of Cover Letter to Eligible Option Holders and Summary of
               Terms.*



     (a)(3)    Form of Election Form.*


     (a)(4)    Form of Notice of Change in Election.*


     (a)(5) Akamai Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on February 12, 2001 and incorporated herein by reference.


     (a)(6)    Form of email to Eligible Option Holders dated April 20, 2001.



     (a)(7)    Press Release of Akamai Technologies, Inc. dated April 18, 2001.


     (b)       Not applicable.

     (d)(1)    Akamai Technologies, Inc. Second Amended and Restated 1998
               Stock Incentive Plan. Filed as Appendix B to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 24, 2000 and incorporated herein by reference.


     (d)(2) Form of Restricted Stock Agreement pursuant to the Akamai Technologies, Inc. Second Amended and Restated 1998 Stock Incentive Plan.*


     (g)       Not applicable.

     (h)       Not applicable.


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* Previously filed.

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                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.


                                   AKAMAI TECHNOLOGIES, INC.

                                   /s/ Kathryn Jorden Meyer
                                   ---------------------------------------------
                                   Kathryn Jorden Meyer
                                   Vice President, General Counsel and Secretary


Date: April 23, 2001


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                                INDEX TO EXHIBITS

     Exhibit
     Number                   Description
     ------                   -----------



     (a)(1)    Offer to Exchange, dated April 4, 2001.*



     (a)(2)    Form of Cover Letter to Eligible Option Holders and Summary of
               Terms.*



     (a)(3)    Form of Election Form.*



     (a)(4)    Form of Notice of Change in Election.*


     (a)(5) Akamai Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on February 12, 2001 and incorporated herein by reference.


     (a)(6)    Form of email to Eligible Option Holders dated April 20, 2001.



     (a)(7)    Press Release of Akamai Technologies, Inc. dated April 18, 2001.



     (d)(1)    Akamai Technologies, Inc. Second Amended and Restated 1998
               Stock Incentive Plan. Filed as Appendix B to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 24, 2000 and incorporated herein by reference.


     (d)(2) Form of Restricted Stock Agreement Pursuant to the Akamai Technologies, Inc. Second Amended and Restated 1998 Stock Incentive Plan.*



     99.1      Press Release issued April 4, 2001.*



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* Previously filed.